SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 3 )*

WESTERN CAPITAL RESOURCES, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

957881 10 5

(CUSIP Number)

February 15, 2012

Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957881 10 5	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons LANTERN ADVISERS LLC
2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Minnesota

Number of Shares beneficially owned BY each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check Box if the Aggregate amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see instructions) OO (Limited liability company)

CUSIP No. 957881 10 5	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill City Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Minnesota

Number of Shares beneficially owned BY each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check Box if the Aggregate amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see instructions) PN

CUSIP No. 957881 10 5	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Douglas M. Polinsky
2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares beneficially owned BY each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check Box if the Aggregate amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 957881 10 5	13G	Page 5 of 8 Pages

1.	Names of Reporting Persons Joseph A. Geraci, II
2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares beneficially owned BY each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check Box if the Aggregate amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see instructions) IN

Item 1.

(a)	Name of Issuer:
Western Capital Resources, Inc.

(b)	Address of Issuer's Principal Executive Offices:
11550 “I” Street, Suite 150, Omaha, NE 68137

Item 2.

(a)	Name of Person Filing:
Lantern Advisers LLC (“Lantern”), Mill City Ventures II, L.P. (“MCV”), Douglas M. Polinsky and Joseph A. Geraci, II

(b)	Address of Principal Business Office or, if none, residence:
The business address of Lantern and Mr. Polinsky is c/o Great North Capital Corp., 130 Lake Street West, Suite 300, Wayzata, Minnesota 55391.
The business address of MCV and Mr. Geraci is 90 South Eight Street, Suite 900, Minneapolis, MN 55402

(c)	Citizenship:
Lantern Advisers LLC is a Minnesota limited liability company. Mill City Ventures II, L.P. is a Minnesota limited partnership. Messrs. Polinsky and Geraci are United States citizens.

(d)	Title of Class of Securities:
Common Stock, no par value

(e)	CUSIP Number:
957881 10 5

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act. (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with ' 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
0 shares

(b) Percent of class:
0% (based on 7,446,007 shares outstanding, as of November 10, 2011, as reported in the Issuer’s last 10-Q)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
0

(ii) Shared power to vote or to direct the vote:
0

(iii) Sole power to dispose or to direct the disposition of:
0

(iv) Shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a)	Not applicable.

(b)	Not applicable.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012	LANTERN ADVISERS LLC

By:/s/ Douglas M. Polinsky
Douglas M. Polinsky
Its: Member

MILL CITY VENTURES II, L.P.

By:	/s/ Joseph A. Geraci
General Partner

/s/ Douglas M. Polinsky

/s/ Joseph A. Geraci